Filed by Gotham Golf Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: Gotham Golf Corp.
                                                   Commission File No. 333-88144
                                                        Dated: December 11, 2002


      On December 11, 2002 Gotham Golf Corp. issued the following press release:


                                            Gotham Golf Corp.
                                            575 East Chocolate Avenue
                                            Hershey, PA 17033

                                GOTHAM GOLF CORP.

FOR IMMEDIATE RELEASE

                                                 Contact:     William A. Ackman
                                                              (212) 286-0300

GOTHAM GOLF CORP. AND GOTHAM PARTNERS ANNOUNCE ALTERNATIVE TRANSACTION PROPOSAL FOR BUSINESS COMBINATION WITH FIRST UNION REAL ESTATE AND MORTGAGE INVESTMENTS;
             SHAREHOLDER CONFERENCE CALL SCHEDULED FOR LATER TODAY

         New York, NY, December 11, 2002 - Responding to the December 6, 2002 decision by a New York court preliminarily barring the proposed merger of First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) and Gotham Golf Corp., Gotham Golf and its affiliate Gotham Partners, L.P. (together "Gotham") today reaffirmed their commitment to consummate the currently enjoined transaction in accordance with the agreement with First Union, if the preliminary injunction is lifted or dissolved, and to join First Union in seeking to have the injunction reversed on appeal.

         In light of the uncertainties and delays attendant to the litigation, Gotham also announced that it is prepared to proceed with an alternative transaction, which it believes is equally or more advantageous to the common shareholders of First Union, and superior to the preferred shareholders. In the alternative transaction, (1) First Union common shareholders would receive total merger consideration valued at a minimum of $2.33, (2) First Union preferred shareholders would receive $2.50 per share in cash (subject to reduction on account of litigation costs) and shares of Gotham Golf preferred stock with substantially the same or better rights as existing First Union preferred shares, and with an equal ($25) liquidation preference, and with conversion rights substantially improved from those in the pending transaction, and (3) in order to effectuate the transaction, Gotham will agree to dilute its interest in the combined company, while


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Gotham Partners will increase its commitment to invest up to an additional $20 million in equity capital as part of a subscription rights offering.

         Gotham proposed the alternative transaction in an effort to advance the consummation of a business combination on an expeditious basis. Rather than await the outcome of the litigation to either proceed with the proposed transaction or return to the drawing board, Gotham believes that proceeding with the alternative transaction would be in the best interests of all concerned. Should the common and preferred shareholders of First Union believe the alternative transaction is more favorable, and First Union determine to enter into a definitive agreement to effect the alternative transaction, Gotham Golf believes that the transaction could be accomplished relatively quickly, and likely before the appeals process is resolved - particularly taking account of any additional filings, disclosure or solicitation periods.

         Commenting on these developments, William A. Ackman, a principal of Gotham Partners and Chairman of Gotham Golf, stated "We stand by our deal with First Union and its shareholders as we believe that it is fair and the product of a rigorous and lengthy arm's-length negotiation process. While we will pursue an appeal, at the same time we want to extend to First Union and its common and preferred shareholders the opportunity to participate in an alternative transaction that achieves the benefits of the combination contemplated by our original deal, but is also more favorable to all shareholders." In connection with today's announcement, Mr. Ackman said that he would step down as Chairman of the First Union Board of Trustees.

       Under the alternative proposal:

        o First Union would merge with and into Gotham Golf and as part of the transaction Gotham Partners and certain of its affiliates would contribute their respective golf-related interests in exchange for approximately 2.5 million common shares in the combined company.

        o Holders of First Union common shares would receive (1) $1.78 per share in cash, (2) either an additional $0.35 per share in cash or approximately 1/174th of a debt instrument (the "Note") indirectly secured by First Union's principal real estate assets (with the same terms as in the pending transaction), (3) a fraction of a Gotham Golf common share with a market value of $0.20 and (4) a fraction of a subscription right to purchase additional Gotham Golf common shares. The subscription rights will be for up to $25 million of Gotham Golf Corp stock in the aggregate, and the exercise price for the subscription rights will be set at market-clearing prices. Gotham Partners or its affiliates will agree to act as stand-by purchasers or secure other stand-by purchasers such that Gotham Golf common shares are purchased in an aggregate amount of no less than $20 million.


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        o   Holders of First Union preferred shares would receive (1) $2.50 per share (subject to reduction on account of litigation costs) and
            (2) shares of Gotham Golf preferred stock with substantially the same or better rights as existing First Union preferred shares, and with an equal ($25) liquidation preference. The conversion price for Gotham Golf preferred shares would be reduced to the lesser of the calculation of the conversion price under the pending transaction or 20% over the subscription price for Gotham Golf common shares.

        o As a condition to entering into the alternative transaction, First Union would on signing extend up to a $6 million secured loan to Gotham Golf on market terms, to fund general and transaction-related expenses and up to an additional $6 million to complete certain acquisition transactions.

         The alternative transaction would provide preferred shareholders with materially better terms in Gotham Golf Corp. which would be capitalized with in excess of approximately $35 million in cash after paying down Gotham Golf debt and transaction costs. As a result of the reduction in the subscription price of Gotham Golf Corp. common shares, First Union common shareholders would receive additional value in the form of more valuable rights to purchase Gotham Golf common shares. The terms of the alternative transaction would also accomplish a broader distribution of ownership in the combined company and would likely facilitate greater trading volume and liquidity for Gotham Golf shareholders.

       CONFERENCE CALL
       Gotham Golf will hold a conference call today, December 11, 2002, at 4:30 p.m. Eastern Time to discuss the alternative proposal transaction. To listen or participate on the call, callers should dial (888) 423-3274 starting at 4:15 p.m.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE REGISTRATION STATEMENT ON FORM S-4, AS AMENDED, OF GOTHAM GOLF AND SOUTHWEST SHOPPING CENTERS CO. II, LLC ("SSCC") FILED ON OCTOBER 31, 2002, TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS THERETO, REGARDING THE PROPOSED TRANSACTION REFERENCED IN THE FOREGOING BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive proxy statement/prospectus has been filed with the Securities and Exchange Commission by First Union, Gotham Golf and SSCC and was mailed to First Union's shareholders on or about November 6, 2002. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive



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proxy statement/prospectus and these other documents may also be obtained for free from First Union.

The definitive proxy statement/prospectus filed on October 31, 2002 may be found at the Commission's website under the listings for either Gotham Golf Corp. or Southwest Shopping Centers Co. II, L.L.C.

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K, as amended, for its fiscal year ended December 31, 2001 and in the definitive proxy statement/prospectus.

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